EXHIBIT 21
Subsidiaries of Sun New Media, Inc.
Sun New Media, Inc. has the following subsidiary companies:
•	Sun New Media Group Limited;
•	Global-American Investments Inc;
•	SE Global Equity Inc;
•	SE Global Capital Inc;
•	Sun Global Marketing Network Limited;
•	China Focus Channel Development (HK) Limited;
•	Sun New Media Holdings Limited;
•	Magzone Asia Pte Ltd;
•	Lifestyle Magazines Publishing Pte Ltd; and
•	China Sports Television Production Limited.